

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2019

James O. Harp, Jr.
Executive Vice President and Chief Financial Officer
Hornbeck Offshore Services, Inc.
103 Northpark Boulevard
Covington, Louisiana 70433

> **Re: Hornbeck Offshore Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed February 28, 2019**
> **File No. 001-32108**

Dear Mr. Harp:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Transportation and Leisure